02036991

Commission File No. 333-8878

PE
5-1-02

FORM 6-K/A (First Amendment)

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

H & J Corporate Services Ltd.
Shirlaw House
87 Shirley Street
Nassau, The Bahamas
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X__

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein are a copy of the Company's report for the three months ended March 31, 2002, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2002 AND 2001

(Unaudited)

Contents	**Page**

ULTRAPETROL (BAHAMAS) LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited ("the Company") and subsidiaries for the three months ended March 31, 2002 and 2001 included elsewhere in this report.

General

The Company was formed on December 23, 1997 to hold all the capital stock of Princely International Finance Corporation (a Panamanian Company) and Ultrapetrol S.A. (an Argentine Company). The following discussion covers the unaudited financial results of the consolidated entity for the three month period ended March 31, 2002 with a comparison to the unaudited consolidated financial results for the same three month period in 2001.

The Company operates Suezmax, Aframax and Panamax tankers primarily in South America with additional operations between the Caribbean, United States and West Africa. The Company also has one bulkcarrier, two oceangoing Tug-Barge units, one of which operates as a transfer station and 69 barges and three tugs that operate in barge river trafficking under time charter to an affiliate, UABL Ltd. The Panamax tanker *Princess Laura*, the bulkcarrier *Alianza G1* and the two oceangoing Tug-Barge units are permitted to engage in cabotage trading in Argentina. Cabotage trading in Argentina is the transportation of passengers or goods by sea or river between ports and cargo transfer zones in Argentina. This commerce is reserved for Argentinean flag vessels and Argentinean shipowners who have bareboat chartered foreign flag vessels and obtained authorization from the Argentinean Maritime Authority. (Decree 343 which allowed the bareboat licensing of vessels was revoked in December 1999 and although some of our vessels will continue to be licensed till the end of their current bareboats the renewal of same will depend upon the legislation which will be in place at the time).

During the first three months of 2002 the Company employed a significant part of its fleet on time charter for different clients.

During the first quarter of 2002, the international freight market maintained rates significantly below those experienced in 2001.

From October 2000 the Company employed under a long–term time charter with UABL (Bahamas) Ltd., an affiliated company, the *Alianza G2*, the 69 wet and dry river and the push-boats *Cavalier I, Cavalier II, Cavalier III* and the tug *Alianza Rosario* and the port tugs *Jupiter, Mercurio and Marte.*

Also the Company had renewed during 2001, the time charter employment of all its Suezmax vessels and one of its Aframax vessels for approximately eleven months duration, which cover their employment up to their scheduled redeliveries between May and October 2002. In addition the *Princess Fatima*, a Handy Size tanker and the *Princess Veronica*, a Panamax tanker, are under a six month time charter with other clients.

At the end of the first quarter (March 29th 2002) the *Alianza G3* entered into a 3 year time charter extendable for another 2 years in north Brazil. Because this service must be provided without interruptions and required certain modifications to be done to the vessel the special survey and dry dock was accelerated by 26 months and a general refurbishment was carried out which together with the positioning voyage to commence service meant that this unit did not have any income for the entire quarter.

The *Princess Fatima* and *Princess Pia* were out of service conducting their special survey and dry dock during 45 days and 52 days respectively in the first quarter.

A generally low volume required by our regular COA customers in Argentina has meant a low utilization rate for our Panamax fleet which coupled with low alternative employment in the international market, has contributed to reduced earnings by these vessels in the first quarter of 2002.

Revenue

The majority of the Company's vessels are employed on time charters to affiliated and unaffiliated companies. The revenue from this operation is derived from a daily rate that is paid to the Company for the use of its vessel. Hire revenue accounted for 69% of the Company's total revenues for the three months ended March 31, 2002.

Also, the Company's vessels are employed on a contract of affreightment ("COA") basis either for single or repetitive voyages. For a COA, the vessel owner or operator generally pays all voyage and vessel operating expenses and has the right to substitute one vessel for another. The rate is generally expressed in dollars per metric ton of cargo. Revenues earned under COA's are referred to as "freight". COA revenue accounted for 31% of the Company's total revenues for the three months ended March 31, 2002

From the total revenues obtained from COA's during the first quarter 94% were in respect of repetitive voyages for the Company's regular customers and 6% in respect of single voyages for occasional customers.

Expenses

When vessels are operated on a COA basis (as well as any time when they are not operating under time or bareboat charter), all costs relating to a given voyage, including port charges, canal dues and fuel costs, are paid by the vessel owner and are recorded as voyage expenses.

The Company's operating expenses, or running expenses, are generally paid through Ravenscroft Shipping Inc., a Miami based affiliate of the Company, which provides ship management services for the Company's vessels ("Ravenscroft"). Operating expenses include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. The most significant of these expenses are maintenance and repairs, wages paid to marine personnel and marine insurance costs. In the case of our river barges chartered to UABL (Bahamas) Ltd. the Company has contracted the shipmanagement responsibilities to Lonehort Inc, an affiliate of UABL Ltd.

Vessels are depreciated to an estimated scrap value on a straight-line basis over their estimated useful lives. The Company follows the deferral method of accounting for survey and dry-dock costs, whereby actual survey and dry-dock costs are capitalized and amortized over a period of two and one-half years until the date of the next dry-dock or special survey.

The Company's other primary operating expenses include general and administrative expenses as well as ship management and administration fees paid to Ravenscroft and Oceanmarine S.A., another affiliate of the Company, which provides certain administrative services. The Company pays Oceanmarine ("Oceanmarine") a monthly fee of $10,000 per vessel for administrative services including general administration and accounting (financial reporting, preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. The Company pays Ravenscroft a monthly ship management fee of $12,500 per vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. The Company does not expect to pay fees to any affiliated entity other than those described here for management and administration functions.

The Company does not own any buildings and does not pay any rental expense other than as a portion of the administration fees paid to Oceanmarine.

Foreign Currency Transactions

Substantially all of the Company's revenues are denominated in U.S. dollars. Twenty-three percent (23%) of the Company total revenues is denominated in USdollars but collected in Argentine pesos and eighteen (18%) of our total out of pocket operating expenses are paid in Argentine pesos. However, the Company's operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the Argentinean peso. For accounting purposes, revenue and expense accounts are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction. The Company does not hedge its exposure to foreign currency fluctuations.

During the first quarter the above referred portion (23%) of the company's revenues and consequent receivables were exposed to the devaluation of the Argentine currency and subject to negotiations between the parties as to the rate of exchange applicable to each transaction.

As a result of the above the equivalent U.S. dollars at the time of payment by the customers my result in a loss when compared with the amount invoiced.

The total of the exchange differences account for the first quarter is equivalent to a loss of U.S.$ 1 million. The evolution of the rate of exchange may negatively affect the exchange differences account in the future.

Inflation

The Company does not believe that inflation has had a material impact on the Company's operations, although certain of the Company's operating expenses (e.g., crewing, insurance and dry docking costs) are subject to fluctuations as a result of market forces.

Inflationary pressures on bunker costs are not expected to have a material effect on the Company's future operations since freight rates for voyage charters are generally sensitive to the price of ship's fuel. A sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust after prices settle at a higher level.

Results of Operations

Three months ended March 31, 2002 compared to the three months ended March 31, 2001.

The following table sets forth certain historical income statement data for the periods indicated derived from the Company's statements of operations expressed in thousands of dollars.

	Three months ended March 31,	
	2002	2001
	(dollars in thousands)	
Freight revenues		
Attributable to wholly owned vessels	5,600	25,852
Attributable to wholly chartered-in vessels	88	9
Total	5,688	25,861
Hire revenues		
Attributable to wholly owned vessels	12,667	6,587
Attributable to wholly chartered-in vessels	0	0
Total	12,667	6,587
Total revenues	18,355	32,448
Voyage expenses		
Attributable to wholly owned vessels	(2,643)	(7,876)
Attributable to wholly chartered-in vessels	(87)	(25)
Total	(2,730)	(7,901)
Running costs	(6,734)	(9,516)
Amortization of dry-dock expense	(1,932)	(1,803)
Depreciation of property and equipment	(4,093)	(4,178)
Management fees and administrative expenses	(1,784)	(1,709)
Operating profit	1,082	7,341
Financial expense	(4,254)	(4,604)

Revenues

Total revenues from freight net of commissions decreased from $25.9 million in the first three months 2001 to $5.7 million in 2002, or a decrease of 78%. This decrease is primarily attributable to the time charter operation of the *Princess Katherine, Princess Marina, Princess Veronica and Princess Susana* instead of COA's employment. Another contributing factor was no revenue obtained by our *Alianza G3-Alianza Campana* which spent the entire third quarter in preparation and positioning for a long term contract. Also the lower utilization rates of our

Panamax vessels coupled with the total of 97 days out of service experienced by our *Princess Pia*, *Princess Fatima* due to dry dock and special survey, *Princess Marisol* which was out of service to an accident for 11 days at the end of the first quarter affected negatively our revenues in this period.

Hire revenues net of commissions, increased by 92% from $6.6 to $12.7 million. This increase is attributable to the time charter employment of the *Princess Katherine, Princess Marina, Princess Veronica and Princess Susana.*

Operating profit for the first three months of 2002 was $ 1.2 million, a decrease of 84% or $6.2 million from the same period in 2001. The decrease is primarily attributable to the same factors that affected our revenues in this period detailed above.

Voyage expenses

The first three months of 2002 voyage expenses were $2.7 million, as compared to $7.9 million for the first quarter of 2001, a decrease of $5.2 million, or 66%. The decrease is primarily attributable to the combined effect of a large portion of the fleet operating on time charter contract instead of COA and the lower activity of our Panamax fleet.

Running costs

Running costs decreased by about 29%, to $6.7 million in the first three months of 2002 as compared to $9.5 million in the equivalent 2001 period. This decrease is mainly attributable to the general low level of activity for the fleet and extended periods of repairs by some of our vessels coupled with significant cost reductions achieved on some of our vessels in operation.

Amortization of dry-dock expense

Amortization of dry docking and special survey costs increased by $0.1 million, or 6%, to $1.9 million in the first three months of 2002 as compared to $1.8 million in 2001. The increase was due to the amortized portion of dry-docks (i.e., repairs) carried out in 2001 on the *Princess Katherine, Princess Susana* and *Princess Nadia.*

Depreciation of property and equipment

Depreciation and amortization decreased by $0.1 million, or 2%, to $4.1 million in the first three months of 2002 as compared to $4.2 million in 2001. This decrease is primarily due to *Plate Princess* depreciations partially compensated by an increase on the *Alianza G1* depreciations.

Management fees and administrative expenses

Management fees and administrative expenses were $1.7 million in the first three months of 2001 as compared to $1.8 million in 2002; this increase $0.1 million is attributable mainly to an increase in administrative expenses.

Financial expense

Financial expense decreased by $0.3 million, or 7%, to $4.3 million in the first three months of 2002 as compared to $4.6 million in 2001. The decrease is primarily attributable to the lower level of financial debt and consequential interest costs associated (See Liquidity and Capital Resources) with the purchase of the *Princess Katherine* and *Princess Marina.*

Liquidity and Capital Resources

The Company is a holding company with no material assets other than those of its subsidiaries. Consequently, it must fund its capital requirements through other sources, including cash dividends from subsidiaries, borrowings and shareholder contributions. The Company operates in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. The Company's subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions. As of March 31, 2002, the Company had total indebtedness of $168.3 million, $135 million from the proceeds of the Note Issue, $2.0 million drawn under a revolving credit facilities from Allfirst Bank, the trustee of the Company's Notes, for Majestic Maritime Ltd., a wholly owned subsidiary, $6.7 million in a senior loan facility with Nedship Bank (America) N.V. for Kattegat Shipping Inc, a wholly owned subsidiary, for the purchase of the vessel Princess Marina, $9.7 million in a senior loan facility with Allfirst Bank for Majestic Maritime Ltd, a wholly owned subsidiary, for the purchase of the vessel Princess Katherine and $5.6 million of indebtedness owed by the Company in respect of Avemar Holding (Bahamas) Limited's purchase from SII of all of the shares of the Company previously owned by SII. We have a short term credit line of $1.0 million in its subsidiary Parkwood Commercial Corp, $1.0 million drawn under a revolving credit facilities from the Allfirst Bank for Stanmore Shipping Inc., a wholly owned subsidiary and accrued interest expenses for these loans of $ 7.3 million.

At March 31, 2002, the Company had cash and cash equivalents on hand of $11.2 million.

The Company believes, based upon current levels of operation, cash flow from operations, together with other sources of funds, that it will have adequate liquidity to make required payments of principal and interest on the Company's debt, including obligations under the Notes, complete anticipated capital expenditures and fund working capital requirements.

Operating Activities

In the first three months of 2002, the Company generated a positive $9.1million in cash flow from operations compared to $8.9 million for in the same period in 2001. Net earnings for the first quarter of 2001 were $ 3.0 million which is $7.4 million more than net losses in the first quarter of 2002.

Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred, and adjusted by changes in working capital. During the first three months of 2002 the Company disbursed $1.0 in a loan to UABL Ltd.

Investing Activities

During the first three months of 2002 the Company disbursed $3.0 million in dry dock expenses

Financing Activities

Net cash provided by financing activities decreased by $3.7 million to $0.8 million during the first three months of 2002 compared to $4.5 million in 2001. The decrease in cash provided by financing activities in first quarter 2002 is mainly attributable to capital payments made during the first quarter.

Recent Developments

On April 18, 2002 the Company entered into agreements with AIG/GE Capital Latin Infrastructure Fund LP a Bermuda Limited partnership of LAIF relating to the creation of two new companies in which both Ultrapetrol and LAIF will be shareholders.

The first Company "UP Offshore" intends to build/purchase and operate a fleet of platform supply vessels (PSV) which shall be of a very high specification and the latest technology, designed to operate in any area of the world. UP Offshore will have the initial focus of its activities in Brazil serving both Petrobras and other international oil companies that have recently acquired petroleum and development leases in Brazil. Ultrapetrol has committed to place up to $12.5 million in equity for approximately a 20% share.

UP Offshore in principle will have a capital of $62.5 million depending upon the final capital contributions of other investors. UP Offshore hopes to obtain financing with which it will commit to the building and/or purchase of 10 to 14 vessels.

Ultrapetrol's participation in UP Offshore may be increased through options which may be exercised under certain conditions.

The second company, Ultracape, will purchase second hand modern capesize bulkcarriers to operate in the international market. Ultracape will have a capital of up to $50 million which will be complemented by credit from banking sources to make the acquisition of vessels. We have committed to place up to $10 million in equity in Ultracape.

Depending on the final number of investors that decide to participate and the number of vessels that can be acquired we will hold a 20 to 60% stake in Ultracape. We will perform the full commercial management for the vessels. The first vessel of the Ultracape fleet has already been purchased and is expected to be delivered shortly.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements
for the three months periods ended March 31, 2002 and 2001

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2002 AND 2001
(Unaudited)
(stated in thousands of U.S. dollars)

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 11,153	$ 8,182
Restricted cash	8	-
Investments	198	-
Accounts receivable	8,027	19,831
Due from affiliates	22,115	6,125
Inventories	1,847	2,612
Prepaid expenses	4,599	6,005
Other receivables	6,704	7,918
Total current assets	54,651	50,673
NONCURRENT ASSETS		
Dry Dock	14,023	8,982
Other receivables	3,821	3,859
Property and equipment (note 4)	131,203	144,832
Investment in affiliates	22,204	22,876
Other assets	3,514	4,145
Total noncurrent assets	174,765	184,694
Total assets	**$ 229,416**	**$ 235,367**
LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 7,294	$ 12,003
Due to affiliates	9,939	-
Other financial payables (note 3)	19,183	20,634
Other payables	505	491
Total current liabilities	36,921	33,128
NONCURRENT LIABILITIES		
Long-term debt , net of current portion (note 3)	135,000	135,000
Other financial payable, net of current portion (note 3)	14,120	22,040
Total noncurrent liabilities	149,120	157,040
Total liabilities	**$ 186,041**	**$ 190,168**
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 2,134,451 shares authorized and issued (note 5)	20	20
Paid-in capital	67,781	64,484
Treasury stock (note 5)	(20,332)	(20,223)
Retained earnings	(4,094)	918
Total stockholders' equity	**$ 43,375**	**$ 45,199**
Total liabilities, minority interest and stockholders' equity	**$ 229,416**	**$ 235,367**

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2002 AND 2001

(Unaudited)

(stated in thousands of U.S. dollar)

	2002	2001
REVENUES		
Freight revenues	$ 5,543	$ 24,841
Freight revenues from related parties	145	1,020
Hire revenues	9,523	3,056
Hire revenues from related parties	3,144	3,531
Total revenues	18,355	32,448
OPERATING EXPENSES		
Voyage expenses	(2,730)	(7,901)
Running costs	(6,734)	(9,516)
Dry dock expense	(1,932)	(1,803)
Depreciation of property and equipment	(4,093)	(4,178)
Management fees to related parties	(810)	(810)
Administrative expenses	(974)	(899)
Total operating expenses	(17,273)	(25,107)
Operating profit	**1,082**	**7,341**
OTHER INCOME (EXPENSES)		
Financial expense	(4,254)	(4,604)
Exchange difference	(988)	
Financial income	67	57
Investment in subsidiaries	(307)	(300)
Other net income	8	546
Total other expenses	(5,474)	(4,301)
(Loss) income before income tax	**(4,392)**	**3,040**
Tax on minimum presumed income / Income tax	(71)	(76)
Net (loss) income for the period	**$ (4,463)**	**$ 2,964**

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED STATEMENTS OF CHANGES

IN STOCKHOLDERS' EQUITY

FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2002 AND 2001

(Unaudited)

(stated in thousands of U.S. dollars)

Balances	Common stock	Paid-in capital	Treasury stock	Retained earnings	Total 2002	Total 2001
At beginning of period	20	67,781	(20,332)	369	47,838	42,235
- Net income (loss) for the period	-	-	-	(4,463)	(4,463)	2,964
At end of period 2002	$ 20	$ 67,781	$ (20,332)	$(4,094)	$ 43,375	
At end of period 2001	$ 20	$ 64,484	$ (20,223)	$ 918		$ 45,199

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2002 AND 2001

(Unaudited)

(stated in thousands of U.S. dollars)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income for the period	(4,463)	2,964
Adjustments to reconcile net (loss) income to cash provided by operating activities:		
Depreciation of property and equipment	4,093	4,178
Amortization of dry dock expenses	1,932	1,803
Note issuance expenses amortization	146	146
Accrued interest	3,688	4,425
Net loss from investment in affiliate	307	300
Changes in assets and liabilities, net:		
(Increase) decrease in assets:		
Accounts receivable	2,937	(1,402)
Due from affiliates	(3,825)	(1,788)
Inventories	(334)	(179)
Prepaid expenses	(805)	(529)
Other receivables	38	(577)
Other assets	7	13
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	3,444	(579)
Due to affiliates	1,673	
Other payables	329	183
	---------	---------
Net cash provided by operating activities	9,167	8,958
	---------	---------
CASH FLOWS FROM INVESTING ACTIVITIES		
Property and equipment purchase	(6)	(64)
Investment in affiliate	-	-
Dry dock expenses	(3,036)	(417)
Increase in current investments	(6)	-
	---------	---------
Net cash used in investing activities	(3,048)	(481)
	---------	---------
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash inflows of other financial payables	-	2,000
Cash outflows from other financial payables	-	(6,520)
Repayment of other finance	(830)	-
Increase restricted cash	(8)	-
	---------	---------
Net cash used in financing activities	(838)	(4,520)
	---------	---------
Net increase in cash and cash equivalents	5,281	3,957
Cash and cash equivalents at the beginning of year	5,872	4,225
	---------	---------
Cash and cash equivalents at the end of period	$ 11,153	$ 8,182
	=======	======

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2002 AND 2001

(Unaudited)

(stated in thousands of U.S. dollars)

1. BASIS OF PRESENTATION

The condensed consolidated financial statements for the three months periods ended March 31, 2002 and 2001, were prepared by the Company without audit. In the opinion of management, all normal recurring nature adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods were made.

Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, were condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999.

2. SHARE SALE AGREEMENTS SIGNED BY THE COMPANY

On October 12, 2000 the Company through wholly-owned subsidiary, Avemar Holdings (Bahamas) Limited ("Avemar"), purchased 537,144 shares of the Company previously owned by SII, one of the Company's two original shareholders. SII had previously granted a proxy in favor of the Los Avellanos, the remaining original shareholders of the Company thereby granting Los Avellanos voting control of the majority of the voting stock of the Company. The nominal purchase price of said shares was $20,000.The purchase price also included a contingent element based upon the aggregate statement for EBITDA for the fiscal years ending December 31, 2000, 2001 and 2002.

On June 28, 2001, the Company issued 138.443 new shares for a total value of $5,296 which were totally subscribed by Inversiones Los Avellanos, one of the Company's original shareholders and was paid with $2,711, $532 and $54 on July, November and December 2002, respectively, with the balance to be paid in several installments through December 2002.

The Company has an option to repurchase 25,212 shares for a total price of $0.9 million. This option can be exercised in July 2002.

3. LONG-TERM DEBT AND OTHER FINANCIAL PAYABLES

On March 30, 1998, the Company successfully completed its offering of $135 million principal amount of its 10.5% First Preferred Ship Mortgage Notes due 2008. In accordance with the terms provided in such Offering, the Notes to be issued are fully and unconditionally guaranteed on a joint and several basis by certain subsidiaries of the Company, and are secured by first ship mortgage on vessels already owned by the guarantors and on additional vessels that the Company purchased with the proceeds obtained from the Offering.

As of March 31, 2002, the Company's noncurrent portion of long-term debt amounts to $135,000. It exclusively comprises the debt principal amount of the Notes. The related interest expense, totaling $7,088 is accrued in other financial payables.

The balances of financial payables as of March 31, 2002 and 2001 are as follows:

	Financial institution / other	Agreement year	Nominal value Current	Nominal value Noncurrent	Accrued expenses	Total	Average rate
Total 2001			$ 12,610	$ 157,040	$ 8,024	$ 177,674	
			=====	======	======	======	
Ultrapetrol Bahamas	Private Investors (Notes)	1998	-	135,000	7,088	142,088	10.5%
Ultrapetrol Bahamas	S.I.I.	2000	5,600	-	151	5,751	10.5%
Majestic	Allfirst Bank	2001	2,000	-	-	2,000	Libor + 1.5%
Kattegat	Nedship Bank	2000	1,000	5,750	21	6,771	Libor + 1.25%
Majestic	Allfirst Bank	2000	1,320	8,370	3	9,693	Libor + 1.75%
Stanmore	Allfirst Bank	2000	1,000	-	-	1,000	Libor + 2%
Parwood Comercial	Allfirst Bank	2001	1,000	-	-	1,000	Libor + 2%
			---------	-----------	------------	-----------	
Total 2002			$ 11,920	$ 149,120	$ 7,263	$ 168,303	
			=====	======	======	======	

4. PROPERTY AND EQUIPMENT

On May 17, 2001, the Company sold the Plate Princess, to an unrelated company for $3,194 net of associated expenses resulting in a loss of $42. Using the money related to this ,in July of 2001, the Company aprroved the purchase by Ultrapetrol S.A., a wholly owned subsidiary, of the bulkcarrier Alianza G-1 for the purchase price of $3,500 to be paid to Navieras Americanas S.A.

5. COMMON AND TREASURY STOCK

Ultrapetrol Bahamas has an authorized capital of $21, and one class of shares of one series comprising 2,134,451 (2,065,760 paid-in and 68,691 not yet paid-in) and 1,996,009, as of March 31, 2002 and 2001 respectively, common shares with a par value of $0.01 each.

In addition, as of March 31, 2002, the Company registered $20,332, in the Treasury Stock account, $20,000 of which corresponding to the amount payable to SII mentioned in note 2, and $332 to direct cost of acquisition.

6. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Three months period Ended, March 31 2002	2001
– Interest	$ 343	$ 354
– Income taxes	84	67
	---------	---------
Interest and income taxes paid	$ 427	$ 421
	=====	=====

7. SUPPLEMENTAL GUARANTOR INFORMATION

The First Preferred Ship Mortgage Notes issued on March 30, 1998 described in note 3., are fully and unconditionally guaranteed by certain subsidiaries.

The subsidiaries which offered its assets in collateral of the above - mentioned indebtedness are: Ultrapetrol S.A., Regal International Investments S.A., Baldwin Maritime Inc., Tipton Marine Inc., Kingsway Shipping Inc., Plate Princess Shipping Company Ltd., Panpetrol Shipping S.A., Oceanview Maritime Inc., Kingly Shipping Ltd., Sovereign Maritime Ltd., Imperial Maritime Ltd., Monarch Shipping Ltd., Noble Shipping Ltd., Cavallier Shipping Inc., Oceanpar S.A. and Parfina S.A. ("Subsidiary Guarantors").

Supplemental combining financial information for the Guarantors Subsidiaries is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with these condensed consolidated financial statements.

SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

BALANCE SHEETS

AS OF MARCH 31, 2002 AND 2001

(Unaudited)

(stated in thousands of U.S. dollars)

	2002	2001
ASSETS		
Current assets	$ 35,243	$ 31,395
Noncurrent assets	114,124	119,523
Total assets	**$149,367**	**$150,918**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities	$ 127,342	$ 121,867
Commitments and contingencies	-	-
Stockholders' equity	22,425	29,051
Total liabilities and stockholders' equity	**$149,367**	**$150,918**

SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

STATEMENTS OF INCOME (LOSS)

FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2002 AND 2001

(Unaudited)

(stated in thousands of U.S. dollars)

	2002	2001
Freight revenues	$ 5,661	$ 20,594
Hire revenues	8,065	5,876
Total revenues	**13,726**	**26,470**
Operating expenses	(14,206)	(20,815)
Operating (loss) profit	**$ (480)**	**$ 5,655**
Other expenses	(4,565)	(3,721)
(Loss) income before income tax	**(5,045)**	**1,934**
Tax on minimum presumed income / Income tax	(71)	(60)
Net loss (income) for the period	**$ (5,116)**	**$ 1,874**

SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2002 AND 2001

(Unaudited)

(stated in thousands of U.S. dollars)

	2002	2001
Net (loss) income for the period	$ (5,116)	$ 1,874
Adjustments to reconcile net (loss) income to cash provided by operating activities:	8,652	(3,114)
Net cash provided by (used in) operating activities	**3,536**	**(1,240)**
Net cash used in investing activities	**(3,040)**	**(458)**
Net cash provided by (used in) financing activities	**458**	**(862)**
Net increase (decrease) in cash and cash equivalents	**954**	**(2,560)**
Cash and cash equivalents at the beginning of the year	247	3,208
Cash and cash equivalents at the end of the period	**$ 1,201**	**$ 648**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

Dated: May 15, 2002

By: ____________________
Felipe Menendez
President